Exhibit 99.2

Fourth quarter report 2012

Comment from the President and CEO……………………………………… … 3

Financial highlights………………………………………………………………… 4

Highlights……………………………………………………………………………….… 5

Export lending…………………………………………………………………………. 5

Local government lending……………………………………………………….… 6

Securities…………………………………………………………………………………. 6

Funding……………………………………………………………………………… …. 6

Liquidity…………………………………………………………………………………. 6

Results……………………………………………………………………………………… 7

Balance sheet……………………………………………………………………………. 9

Events after the balance sheet date ……………………………………………. 9

Prospects for 2013……………………………………………………………………. 9

Condensed statement of comprehensive income………………………… 10

Condensed balance sheet…………………………………………………….…… 11

Condensed statement of changes in equity………………………………… 12

Condensed cash flow statement…………………………………………………. 13

Notes to the condensed financial statements…….……………………… 14

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

Comments from the President and CEO

2012 was a year of change for Eksportfinans.

The company spent the first half of 2012 adapting its business model following the decision of the Norwegian government on November 18, 2011 to assume responsibility for the government-supported export finance scheme previously managed by Eksportfinans. The Company is currently managing its operations based on its considerable portfolios of assets, liabilities and other commitments.

During the second half-year we confirmed that we have the necessary expertise and skills to take care of the interests of the Company and its stakeholders going forward.

Despite organizational and operational changes, Eksportfinans delivered high earnings and performed in line with our expectations. Net interest income was NOK

1.2 billion in 2012, compared to NOK 1.6 billion in 2011.

Due to a long-term risk management strategy of maintaining a healthy liquidity situation, the Company has been focusing on a good balance between assets and liabilities. As foreseen, Eksportfinans did not seek new funding from the markets during 2012.

At the beginning of 2012, Eksportfinans experienced a significant improvement in the markets’ pricing of its own bonds, and it is our impression that bond investors have become more reassured. Over the last six months of the year, the market has seen a general narrowing of spreads, which has also been reflected in the pricing of Eksportfinans’ debt obligations.

Gisèle Marchand

President and CEO

Fourth quarter report 2012 3

Unaudited

Financial highlights

The information for the three months ended December 31, 2012 and 2011 are unaudited. The information as of and for the years ended December 31, 2012 and December 31, 2011 are derived from the Company's audited consolidated financial statements as of and for the years ended December 31, 2012 and December 31, 2011.

	Fourth quarter		The year	
(NOK million)	2012	2011	2012	2011
Net interest income	258	445	1,244	1,550
Total comprehensive income for the period [1]	(4,830)	29,665	(17,756)	30,039
Return on equity [2]	(99.8 %)	597.4 %	(68.8 %)	150.8 %
Net return on average assets and liabilities [3]	0.58 %	0.82 %	0.66 %	0.71 %
Net operating expenses/average assets [4]	0.03 %	0.11 %	0.05 %	0.09 %
Total assets	157,406	213,929	157,406	213,929
Loans outstanding [5]	87,509	121,807	87,509	121,807
New loans disbursed	25	8,866	923	33,685
New bond debt issued	0	6,160	0	51,552
Public sector borrowers or guarantors [6]	40.0 %	40.1 %	40.0 %	40.1 %
Core capital adequacy	25.0 %	16.1 %	25.0 %	16.1 %
Capital adequacy	28.0 %	19.4 %	28.0 %	19.4 %
Exchange rate NOK/USD [7]	5.5664	5.9927	5.5664	5.9927

Definitions

1. Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 25,816 million in the year 2012 compared to net gains of NOK 40,373 million in the year 2011.
2. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
3. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
4. Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).
5. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.
6. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
7. Exchange rate at balance sheet date.

Fourth quarter report 2012 4

Highlights

Fourth quarter 2012

Underlying business operations showed continued good performance in the fourth quarter of 2012. Net interest income was NOK 258 million in the period, compared to NOK 445 million in the fourth quarter of 2011. The reduction was mainly due to the lower level of interest generating assets in the fourth quarter of 2012.

Total comprehensive income was negative NOK 4,830 million for the fourth quarter of 2012. The comparable figure was positive NOK 29,665 million for the fourth quarter of 2011. The decrease was due to unrealized losses on

Eksportfinans’ own debt (as explained in the section “Results”) in the fourth quarter of 2012 compared to large unrealized gains in the fourth quarter of 2011.

Net profit excluding unrealized gains and losses and excluding realized gains/losses hedged by the Portfolio Hedge Agreement (the “PHA”) (as explained under the section “Results”) was NOK

179 million for the fourth quarter of 2012, compared to NOK 267 million for the corresponding period of 2011.

The year 2012

Net interest income was NOK 1,244 million for the year 2012, compared to NOK 1,550 million in 2011.

Total comprehensive income was negative NOK 17,756 million in 2012. The comparable figure was positive NOK 30,039 million in 2011. The lower figure for 2012 was due to unrealized losses on Eksportfinans’ own debt (as explained in the section “Results”) in contrast to unrealized gains in 2011.

Net profit excluding unrealized gains and losses and excluding realized gains/losses hedged by the PHA (as explained in the section “Results”) was NOK 829 million for 2012, compared to NOK 945 million for 2011.

The core capital adequacy ratio at December 31, 2012 was 25.0 percent, which was 8.9 percentage points higher than that at December 31, 2011.

Total assets amounted to NOK 157 billion at December 31, 2012, compared to NOK 214 billion at December 31, 2011. The reduction in 2012 was mainly due to the fact that since November 18, 2011 Eksportfinans has not been providing new loans in the Company’s name except with respect to commitments that existed prior to this date.

Regulatory framework

Until December 31, 2012 Eksportfinans was subject to general temporary exemptions from new regulations concerning the calculation of exposures to one single client, which are the same as the prevailing provisions in the European Union under the Capital Requirements Directive (Directive 2006/48/EU). During the exemption period the Company could continue to use the reporting standards for large exposures that were in effect in 2010.

The Financial Supervisory Authority of Norway (“NFSA”) has granted extended time limits beyond December 31, 2012 for loans to five specific clients which would be in breach of the regulations at December 31, 2012. The exemption periods are specific to each loan and last until the respective loan has reached the regulatory level, as a result of scheduled repayments of principal, between December 31, 2014 and December 31, 2016. The NFSA has also requested Eksportfinans to adapt to the statutory requirement as soon as possible to the extent it is able.

Export lending

New disbursements were NOK 923 million in 2012 (based on commitments made before November 18, 2011), compared to NOK 33.7 billion in 2011. The volume of new loan disbursements was primarily related to corporate loans covered by bank guarantees.

Effective July 1, 2012, Eksportfinans’ agreement with the Norwegian Ministry of Trade and Industry to arrange new CIRR-qualifying loans on behalf of the Ministry expired according to plan. A new state-owned entity, Eksportkreditt Norge AS, has been established to offer government-supported export loans from this date.

The volume of outstanding export loans was NOK 78.7 billion at December 31, 2012 compared to NOK 111.3 billion at December 31, 2011.

Fourth quarter report 2012 5

Local government lending

Eksportfinans’ total involvement in local government lending totaled NOK 8.8 billion at December 31, 2012, compared to NOK 10.5 billion at December 31, 2011.

Securities

The total securities portfolio was NOK 41.8 billion at December 31, 2012, compared to NOK 51.9 billion at December 31, 2011. The reduction was mainly due to maturing investments.

The securities portfolio consists of two different sub-portfolios. The first is subject to a Portfolio Hedge Agreement with Eksportfinans shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 11.6 billion at December 31, 2012, compared to NOK 23.4 billion at December 31, 2011. The PHA portfolio will largely be run off to maturity. For further information on the PHA see Note 14 to the accompanying unaudited condensed financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, (filed with the Securities and Exchange Commission on March 30, 2012 (“the 2011 20-F”)).

The fair value of the liquidity reserve portfolio was NOK 30.2 billion at December 31, 2012, compared NOK 28.5 billion at December 31, 2011.

Funding

As foreseen, Eksportfinans did not seek new funding from the markets during 2012.

On December 12, 2012, a complaint was sent to Tokyo District Court from Silver Point Capital

Fund LP and Silver Point Capital Offshore Master Fund LP (Silver Point). Silver Point is an investor in Eksportfinans Japanese Samurai bonds and has previously threatened (as stated in press releases dated December 19, 2011 and November 7, 2012) to declare default under these bonds. The plaintiff is demanding a partial payment in the amount of JPY 400 million (approximately NOK 26 million at exchange rates applicable at December 31, 2012) (together with 6 percent interest thereon from December 13, 2011) as part of their entire claim of JPY 8.6 billion (approximately NOK 552 million at exchange rates applicable at December 31, 2012). Silver Point claims that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank as fiscal agent on December 12, 2011.

Eksportfinans will, as previously stated in press releases on December 19, 2011 and November

7, 2012, vigorously resist this action on the basis that there is no default, and the Company is therefore of the opinion that this complaint will not prevail. This opinion is supported by analysis from external counsel. Eksportfinans has therefore also concluded that such complaint does not constitute a cross default under Eksportfinans’ other financial obligations.

Liquidity

As at December 31, 2012, the Company has liquidity reserves totaling NOK 47.1 billion, consisting of the liquidity reserve portfolio of NOK 30.2 billion, the part of the PHA portfolio that is not pledged as security of NOK 6.5 billion and cash equivalents of NOK 10.4 billion.

The Company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short- and medium term. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

Fourth quarter report 2012 6

(NOK million)	Estimated long-term debt maturing [4]	Estimated loan receivables maturing [5]	Estimated long-term investments (PHA) maturing [6]	Estimated cumulative liquidity [7]
Short-term liquidity (actual) at December 31, 2012 [1]:				39,764
2013	37,548 [2]	21,926	3,134	27,276
2014	23,267	15,857	2,241	22,107
2015	19,532 [3]	15,150	441	18,166
2016	18,525	14,798	776	15,215
2017	8,773	5,316	1,353	13,111
2018	1,260	3,875	489	16,215
2019	2,119	4,094	635	18,825
2020	498	2,597	187	21,111
2021	2,570	1,190	309	20,040
2022	748	729	173	20,194
Thereafter	15,218	2,318	3,148	10,442
Total	**130,058**	**87,850**	**12,886**	

1. Short-term liquidity is comprised of the sum of our Liquidity Reserve Portfolio (at fair value) and deposits
2. Includes the principal of GBP 50 million Capital Contribution Securities, redeemable from February 19, 2013. In January 2013 Eksportfinans, in accordance with market practice, exercised its right to call the securities, which were repaid at face value on February 19, 2013
3. Includes the principal of JPY 15 billion subordinated debt maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations
4. Principal amount of maturing own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
5. Represents principal amount of loan receivables
6. Represents principal amount of maturing investments in the PHA portfolio
7. Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at December 31, 2012

The table above shows cumulative liquidity, as measured by short-term liquidity as of December 31, 2012, plus i) the amounts of maturing loans and investments and minus ii) the amounts of maturing bond debt, based on estimated maturities.

For the figures in the table, call and trigger dates as estimated in models are applied in the classification of the maturities. For structured bond issues with call and trigger options, the expected maturity is estimated using a sophisticated valuation system.

Results

Net interest income

Net interest income was NOK 1,244 million in 2012. This was NOK 306 million lower than in 2011. The main reason for the lower net interest income in 2012 compared to 2011 was the lower level of interest generating assets.

The net return on average assets and liabilities (see "Financial highlights" on page 4) was 0.66 percent in 2012, compared to 0.71 percent for the corresponding period in 2011.

Net other operating income

Net other operating income was negative NOK 25,759 million for 2012 compared to NOK 40,384 million in the same period in 2011.

The main reason for this significant change is the large fluctuation in the market prices of Eksportfinans' own debt. These prices fell significantly following the decision by the Norwegian government on November 18, 2011 to establish a state-funded export financing scheme and the consequent rating downgrades of Eksportfinans. During 2012 the market prices of Eksportfinans' debt have increased significantly again, leading to large unrealized losses for the company.

These market fluctuations have led to large changes in the fair value of Eksportfinans' own debt. In 2012, unrealized losses on Eksportfinans' own debt amounted to NOK 38,127 million compared to unrealized gains of NOK 43,054 million in 2011 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 26,028 million in 2012 compared to an unrealized gain of NOK 40,653 million in 2011 (see note 15 to the

Fourth quarter report 2012 7

accompanying unaudited condensed financial statements). The cumulative unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 15,962 million as of December 31, 2012, compared to a cumulative unrealized gain, net of derivatives, of NOK 42,070 million as of December 31, 2011.

The cumulative unrealized gain on Eksportfinans' own debt will be reversed as unrealized losses in future periods following any further tightening in credit spreads on the Company's own debt and the passage of time. Capital adequacy will not be affected by this in any material way as changes in fair value caused by movements in debt related credit spreads do not have an impact on total regulatory capital.

In addition to the net unrealized losses on Eksportfinans' own debt of NOK 26,028 million (net of derivatives), net other operating income in 2012 included an unrealized gain on loans, net of derivatives, of NOK 209 million (compared to an unrealized loss of NOK 51 million in 2011), an unrealized gain on bonds under the PHA of NOK 1,160 million (compared to an unrealized loss of NOK 33 million in the corresponding period in 2011) and an unrealized loss of NOK 1,251 million on the PHA itself (compared to an unrealized gain of NOK 57 million in 2011). (See notes 2 and 15 to the accompanying unaudited condensed financial statements for the breakdown of these line items).

Total operating expenses

Total operating expenses amounted to NOK 144 million in 2012, compared to NOK 213 million in 2011. The key ratio of net operating expenses in relation to average assets was 0.05 percent in 2012, compared to 0.09 percent in 2011. The reason for this decrease is the fee based agreement with the Ministry of Trade and Industry (the "Ministry") in which Eksportfinans had a mandate to arrange loans on behalf of the Ministry until July 1, 2012. This fee was booked as Other Income, which is deducted from operating expenses when calculating the key ratio of net operating expenses relative to average assets (see footnote 4 to Financial Highlights). Furthermore, the Company operated with an optimized and reduced number of staff in the second half-year of 2012 following the completion of its agreement with the Ministry to arrange loans on its behalf, contributing to a reduction of total salaries.

Profit/(loss) for the period

Total comprehensive income in 2012 was negative NOK 17,756 million, compared to positive NOK 30,039 million in 2011. The decrease was due to the significant unrealized losses on Eksportfinans' own debt.

Return on equity was negative 68.8 percent in 2012, compared to positive 150.8 percent in 2011. This was also due to the debt-related unrealized losses.

The non-IFRS measure of profit excluding unrealized gains and losses on financial

	Fourth quarter		The year	
(NOK million)	2012	2011	2012	2011
Comprehensive income for the period in accordance with IFRS	(4,830)	29,665	(17,756)	30,039
Net unrealized losses/(gains)	6,945	(40,830)	25,812	(40,515)
Unrealized gains related to Iceland [1]	12	2	26	14
Realized losses/(gains) hedged by the Porfolio Hedge Agreement [2]	0	0	(26)	94
Tax effect [3]	(1,948)	11,430	(7,227)	11,313
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	179	267	829	945
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [4]	10.7 %	18.3 %	13.0 %	17.2 %

1. Reversal of previously recognized loss (at exchange rates applicable at December 31, 2012).
2. Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
3. 28 percent of the items above.
4. Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Fourth quarter report 2012 8

instruments and realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table on page 8. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt, and the realized losses on investments which are hedged by the PHA.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 829 million in 2012. This was a decrease of NOK 116 million compared to 2011. The main reason for this decrease is the reduced net interest income.

Balance sheet

Total assets amounted to NOK 157 billion at December 31, 2012, compared to NOK 214 billion at December 31, 2011. The reduction was mainly due to the limitations on new lending business since November 18, 2011 and repayments on the current loan and securities portfolios.

Outstanding commercial paper and bond debt was NOK 113 billion at December 31, 2012, compared to NOK 141 billion at December 31, 2011. The main reason for the decrease since year-end 2011 was maturing debt.

The capital adequacy ratio was 28.0 percent at December 31, 2012 compared to 19.4 percent at December 31, 2011. The core capital adequacy ratio was 25.0 percent at December 31, 2012, compared to 16.1 percent at December 31, 2011. The increase in the capital adequacy ratios was mainly due to high core earnings combined with a lower risk-weighted balance.

The board has decided not to propose a dividend for 2012.

Events after the balance sheet date

In January 2013 Eksportfinans, in accordance with market practice, exercised its right to call the Company’s Capital Contribution Securities of

GBP 50 million. The securities were repaid at face value on February 19, 2013.

On January 28, 2013 Moody’s Investors Service announced their downgrade of Eksportfinans’ issuer and senior debt ratings to Ba3 (negative outlook) from Ba1. The rating agency related the rating action to the demand for payment that Eksportfinans has received from an investor in its Japanese bonds.

Prospects for 2013

Eksportfinans continues to actively manage its portfolio of assets and liabilities in 2013 with the overall objective of preserving company value. The cumulative liquidity calculations (see table on page 7), suggest that the company will be able to pay its debt as it falls due.

Entering 2013, the board believes that the company has the required staff and expertise to handle its operations going forward.

At the beginning of 2013, uncertainties still prevail with regard to the economic development in Europe and the global financial markets. Eksportfinans will continue to follow the situation closely and continuously assess the impact on its business.

Eksportfinans is also monitoring the implementation of the EU’s Basel III statutory requirements for financial institutions, which were postponed in 2012.

At the end of 2012, Eksportfinans had NOK 15,962 million in accumulated unrealized gains on its own debt, net of derivatives. These unrealized gains will be reversed as unrealized losses in Eksportfinans financial statements going forward following any tightening in credit spreads and the passage of time. The unrealized losses do not affect Eksportfinans’ capital adequacy in any material way.

Due to the predicted reduction of the balance sheet through scheduled maturities of assets and liabilities in 2013, the board expects profits to decrease but the equity ratio to strengthen.

Oslo, February 27, 2013 EKSPORTFINANS ASA The Board of Directors

Fourth quarter report 2012 9

Unaudited

Condensed statement of comprehensive income

The information for the three months ended December 31, 2012 and 2011 are unaudited. The information as of and for the years ended December 31, 2012 and December 31, 2011 are derived from the Company’s audited consolidated financial statements as of and for the years ended December 31, 2012 and December 31, 2011.

Fourth quarter Full year

(NOK million) 2012 2011 2012 2011 Note Interest and related income 1,015 1,484 4,720 5,629 Interest and related expenses 757 1,039 3,476 4,079

Net interest income 258 445 1,244 1,550

Commissions and income related to banking services 0 0 0 1 Commissions and expenses related to banking services 0 2 3 6 Net gains/(losses) on financial instruments at fair value (6,951) 40,815 (25,816) 40,373 2, 15 Other income 1 11 60 16

Net other operating income/ (loss) (6,950) 40,824 (25,759) 40,384 Total operating income / (loss) (6,692) 41,269 (24,515) 41,934

Salaries and other administrative expenses 6 59 118 181 Depreciation 5 6 18 20 Other expenses 3 3 8 12

Total operating expenses 14 68 144 213

Pre-tax operating profit/(loss) (6,706) 41,201 (24,659) 41,721

Taxes (1,876) 11,536 (6,904) 11,682

Profit/(loss) for the period (4,830) 29,665 (17,756) 30,039

Other comprehensive income 0 0 0 0

Total comprehensive income / (loss) (4,830) 29,665 (17,756) 30,039

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2012 10

Unaudited

Condensed balance sheet

(NOK million)	31.12.12	31.12.11	Note
Loans due from credit institutions [1)]	26,410	40,340	4, 6, 7
Loans due from customers [2)]	71,879	96,541	5, 6, 7
Securities	36,707	51,909	8
Repurchase receivable [3)]	5,078	0	8,14
Financial derivatives	10,884	19,446	
Intangible assets	9	16	
Fixed assets and investment property	207	210	9
Other assets	6,232	5,467	10
Total assets	**157,406**	**213,929**	
Deposits by credit institutions	4,476	1	
Borrowings through the issue of securities	112,543	141,489	11
Financial derivatives	9,343	13,870	
Deferred tax liabilities	4,121	11,343	
Taxes payable	317	295	
Other liabilities	8,133	10,722	12
Accrued expenses and provisions	96	128	
Subordinated debt	990	1,039	
Capital contribution securities	450	348	
Total liabilities	**140,468**	**179,235**	
Share capital	2,771	2,771	
Share premium reserve	177	177	
Reserve for unrealized gains	10,713	29,363	
Other equity	3,277	2,383	
Total shareholders' equity	**16,938**	**34,694**	
Total liabilities and shareholders' equity	**157,406**	**213,929**	

1) Of NOK 26,410 million at December 31, 2012, NOK 26,125 million is measured at fair value through profit or loss and NOK 285 million is measured at amortized cost. Of NOK 40,340 million at December 31, 2011, NOK 39,951 million is measured at fair value through profit and loss and NOK 389 million is measured at amortized cost.
2) Of NOK 71,879 million at December 31, 2012, NOK 43,038 million is measured at fair value through profit or loss and NOK 28,842 million is measured at amortized cost. Of NOK 96,541 million at December 31, 2011, NOK 61,358 million is measured at fair value through profit or loss and NOK 35,183 million is measured at amortized cost.
3) Securities posted as collateral for a loan from one of the owner banks. See note 14 for details.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2012 11

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital *)	Share premium reserve *)	Reserve unrealized gains *)	Other equity	Total equity
Equity at January 1, 2011	2,771	177	71	2,137	5,156
Total comprehensive income for the period	0	0	29,292	747	30,039
Equity at December 31, 2011	**2,771**	**177**	**29,363**	**2,384**	**34,694**
Equity at January 1, 2012	2,771	177	29,363	2,384	34,694
Total comprehensive income for the period	0	0	(18,650)	894	(17,756)
Equity at December 31, 2012	**2,771**	**177**	**10,713**	**3,278**	**16,937**

*) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2012 12

Unaudited

Condensed cash flow statement

The Year

(NOK million) 2012 2011

Pre-tax operating profit/(loss) -24,659 41,721 Provided by operating activities: Accrual of contribution from the Norwegian government -337 -322 Unrealized losses (gains) on financial instruments at fair value through profit or loss 25,812 -40,515 Realized losses on financial instruments at fair value through profit or loss [non-cash items] 0 27 Depreciation 18 20

Disbursement of loans -923 -33,685 Principal collected on loans 31,555 35,422 Purchase of financial investments (trading) -35,982 -43,516 Proceeds from sale or redemption of financial investments (trading) 37,322 51,683 Contribution paid by the Norwegian government 405 382 Taxes paid -295 -74 Changes in: Accrued interest receivable 384 224 Other receivables -1,145 -1,638 Accrued expenses and other liabilities -2,172 2,618

Net cash flow from operating activities 29,983 12,347

Purchase of financial investments -5,043 -5,575 Proceeds from sale or redemption of financial investments 11,556 12,912 Net cashflow from financial derivatives 1,642 93 Purchases of fixed assets -13 -22 Net proceeds from sales of fixed assets 2 1

Net cash flow from investing activities 8,144 7,409

Change in debt to credit institutions 4,404 -45 Net proceeds from issuance of commercial paper debt 0 185,915 Repayments of commercial paper debt -5,372 -183,537 Net proceeds from issuance of bond debt 0 51,552 Principal payments on bond debt -40,550 -63,287 Repayments of subordinated debt 0 -449 Dividends paid 0 -500

Net cash flow from financing activities -41,518 -10,351 Net change in cash and cash equivalents *) -3,391 9,405

Cash and cash equivalents at beginning of period 13,403 3,932 Effect of exchange rates on cash and cash equivalents -747 66

Cash and cash equivalents *) at end of period 9,265 13,403

*) Cash equivalents are defined as bank deposits with maturity less than 3 months.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2012 13

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' fourth quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards – (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2012 and December 31, 2011) are the same as those applied in Eksportfinans' annual financial statements of 2011. Those financial statements were approved for issue by the Board of Directors on March 1, 2012 and included in the Company's Annual Report on Form 20-F for the year-end December 31, 2011. These policies have been consistently applied to all the periods presented.

The information for the three months ended December 31, 2012 and 2011 are unaudited. The information as of and for the years ended December 31, 2012 and December 31, 2011 are derived from the Company's audited consolidated financial statements as of and for the years ended December 31, 2012 and December 31, 2011.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2012	2011	2012	2011
Securities held for trading	9	(19)	43	(19)
Securities designated as at fair value at initial recognition	0	(3)	26	(100)
Financial derivatives	(16)	(23)	(71)	(93)
Other financial instruments at fair value	1	30	(1)	70
Net realized gains/(losses)	**(6)**	**(15)**	**(3)**	**(142)**
Loans and receivables	79	(16)	215	35
Securities [1]	175	31	1,169	(208)
Financial derivatives [2]	5,405	1,499	10,917	(2,353)
Commercial paper debt [3] [4]	(1)	(1)	(2)	1
Bond debt [3] [4]	(12,469)	39,041	(37,866)	42,731
Subordinated debt and capital contribution securities [3] [4]	(154)	274	(259)	322
Other	20	2	13	(13)
Net unrealized gains/(losses)	**(6,945)**	**40,830**	**(25,813)**	**40,515**
Net realized and unrealized gains/(losses)	**(6,951)**	**40,815**	**(25,816)**	**40,373**

1) Net unrealized gains/(losses) on securities

	Fourth quarter		The year	
(NOK million)	2012	2011	2012	2011
Securities held for trading	58	16	884	(360)
Securities designated as at fair value at initial recognition	117	15	285	152
Total	**175**	**31**	**1,169**	**(208)**

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 1,251 million during 2012 and a gain of NOK 57 million during 2011.

3) In the 2012, Eksportfinans had an unrealized loss of NOK 38,127 million (gain of NOK 43,054 million in the corresponding period of 2011) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 26,028 million (gain of NOK 40,653 million in the same period of 2011).

4) In 2012, Eksportfinans had an unrealized loss of NOK 9,623 million of financial liabilities classified as level 2 in the fair value hierarchy (gain of NOK 14,083 million in the corresponding period of 2011). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 28,504 million (gain of NOK 28,971 million in the same period of 2011).

See note 15 for a presentation of the above table including effects from economic hedging.

Fourth quarter report 2012 14

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

Risk-weighted assets and off-balance sheet items

(NOK million) 31.12.12 31.12.11

Risk- Risk-Book weighted Book weighted value value value value Total assets 157,406 18,626 213,929 26,933

Off-balance sheet items 152 304 Operational risk 2,465 2,424 Total currency risk 0 0

Total risk-weighted value 21,243 29,661

The Company’s eligible regulatory capital

(NOK million and in percent of risk-weighted value) 31.12.12 31.12.11

Core capital 1) 5,314 25.0% 4,786 16.1 % Additional capital 2) 628 3.0% 975 3.3%

Total regulatory capital 5,942 28.0% 5,761 19.4%

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.

2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million) 31.12.12 31.12.11 Cash equivalents 1) 9,265 13,403 Other bank deposits and claims on banks 1,105 1,300 Loans to other credit institutions, nominal amount (also included in note 6) 2) 16,435 26,252 Accrued interest and adjustment to fair value on loans (395) (615)

Total 26,410 40,340

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2) The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 7,648 million at December 31, 2012 and NOK 13,977 million at December 31, 2011.

5. Loans due from customers

(NOK million) 31.12.12 31.12.11 Loans due from customers, nominal amount (also included in note 6) 71,074 95,555 Accrued interest and adjustment to fair value on loans 805 986

Total 71,879 96,541

Fourth quarter report 2012 15

Unaudited

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK million) 31.12.12 31.12.11 Loans due from credit institutions 16,435 26,252

Loans due from customers 71,074 95,555

Total nominal amount 87,509 121,807

C ommercial loans 59,158 87,208

Government-supported loans 28,351 34,599

Total nominal amount 87,509 121,807

C apital goods 23,973 33,991

Ships 34,148 44,989

Export-related and international activities *) 20,532 32,318

Direct loans to Norwegian local government sector 4,373 5,653

Municipal-related loans to other credit institutions 4,448 4,798

Loans to employees 35 58

Total nominal amount 87,509 121,807

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) 31.12.12 31.12.11

Renewable energy 5,494 5,494

Banking and finance 4,615 6,938

Aviation and shipping 4,284 5,233

Consumer goods 2,275 5,375

Infrastructure 1,333 1,060

Oil and gas 1,223 2,491

Real estate management 660 5,063

Environment 646 661

Other categories 2 3

Total nominal amount 20,532 32,318

Fourth quarter report 2012 16

Unaudited

7. Loans past due or impaired

(NOK million) 31.12.12 31.12.11 Interest and principal installment 1-30 days past due 0 3 Not matured principal on loans with payments 1-30 days past due 0 8 Interest and principal installment 31-90 days past due 13 25 Not matured principal on loans with payments 31-90 days past due 61 164 Interest and principal installment more than 90 days past due 522 504 Not matured principal on loans with payments more than 90 days past due 148 18

Total loans that are past due 744 722

Relevant collateral or guarantees received *) 259 224 Estimated impairments on loans valued at amortized cost 314 345

*) A total of NOK 485 million relates to exposure towards Icelandic banks as of December 31, 2012 and NOK 498 million as of December 31, 2011, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 259 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 83 percent of the amounts in default. The remaining 17 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million) 31.12.12 31.12.11 Trading portfolio 34,418 39,953 Repurchase Receivable 5,078 0 Other securities at fair value through profit and loss 2,289 11,956

Total 41,785 51,909

9. Fixed assets and investment property

(NOK million) 31.12.12 31.12.11 Buildings and land in own use 126 127 Investment property 70 70 Total buildings and land 196 197 Other fixed assets 11 13

Total 207 210

10.	Other assets

(NOK million) 31.12.12 31.12.11 Settlement account 108-Agreement 753 823 Cash collateral provided 5,445 4,612 Other 34 32

Total 6,232 5,467

Fourth quarter report 2012 17

Unaudited

11. Borrowings through the issue of securities

(NOK million)	31.12.12	31.12.11
Commercial paper debt	0	5,760
Bond debt	135,221	195,879
Accrued interest and adjustment to fair value on debt	(22,678)	(60,150)
Total	**112,543**	**141,489**

12. Other liabilities

(NOK million)	31.12.12	31.12.11
Grants to mixed credits	339	336
Cash collateral received	7,699	10,260
Other short-term liabilities	95	126
Total	**8,133**	**10,722**

13. Segment information

The Company is divided into three business areas; Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS (last installment received in September 2011), in addition to loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas.

	Export lending		Municipal lending		Securities	
	The year		The year		The year	
(NOK million)	2012	2011	2012	2011	2012	2011
Net interest income [1]	**768**	**969**	**68**	**114**	**408**	**467**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	26	19	0	0	(17)	(91)
Income/expense allocated by volume [4]	27	28	3	4	14	17
Net other operating income	**53**	**47**	**3**	**4**	**(3)**	**(74)**
Total operating income	**821**	**1,016**	**71**	**119**	**405**	**393**
Total operating expenses	**103**	**153**	**4**	**8**	**37**	**53**
Pre-tax operating profit	718	863	67	111	368	340
Taxes	202	242	19	31	103	95
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**516**	**621**	**48**	**80**	**265**	**244**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expenses) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4) Income/expense, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Fourth quarter report 2012 18

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	The year	
(NOK million)	2012	2011
Export lending	516	621
Municipal lending	48	80
Securities	265	244
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**829**	**945**
Net unrealized gains/(losses)	(25,812)	40,515
Unrealized gains related to the Icelandic bank exposure included above [1]	(26)	(14)
Realized gains/(losses) hedged by the Portfolio Hedge Agreement	26	(94)
Tax effect [2]	7,227	(11,314)
Total comprehensive income	**(17,756)**	**30,039**

1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2012).
2) 28 percent of the items above.

14. Material transactions with related parties

The Company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Repo facility [5]	Portfolio Hedge Agreement [6]
Balance January 1, 2012	12,373	3,486	774	24,714	0	615
Change in the period	(6,688)	(2,505)	(687)	(3,890)	4,476	(757)
Balance December 31, 2012	**5,685**	**981**	**87**	**20,824**	**4,476**	**(142)**
Balance January 1, 2011	10,869	1,277	656	21,480	0	535
Change in the period	1,504	2,209	118	3,234	0	80
Balance December 31, 2011	**12,373**	**3,486**	**774**	**24,714**	**0**	**615**

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. Since the selling banks provide a guarantee for the loans, not substantially all of the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. To date, EUR 600 million has been drawn with a Repurchase Date of February 26, 2015, but with the option to terminate the drawn down tranche in whole on February 27, 2013 and on specified termination dates thereafter (weekly).
6) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 2 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and most recently renewed for another year in the second quarter of 2012. Eksportfinans has not yet utilized this credit facility.

Fourth quarter report 2012 19

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the Company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2012	2011	2012	2011
Securities [1]	(33)	(45)	(17)	(185)
Other financial instruments at fair value [1]	26	30	14	43
Net realized gains/(losses)	**(7)**	**(15)**	**(3)**	**(142)**
Loans and receivables [1]	89	(6)	209	(51)
Securities [1]	(69)	7	(71)	19
Commercial paper debt [1) 2) 3)]	0	0	(1)	1
Bond debt [1) 2) 3)]	(6,799)	40,519	(25,691)	40,343
Subordinated debt and capital contribution securities [1) 2) 3)]	(163)	280	(336)	309
Other financial instruments at fair value [1]	19	3	13	(13)
Net unrealized gains/(losses)	**(6,923)**	**40,803**	**(25,877)**	**40,608**
Financial derivatives related to the 108 agreement [4]	(21)	27	64	(93)
Net realized and unrealized gains/(losses)	**(6,951)**	**40,815**	**(25,816)**	**40,373**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 15,962 million as of December 31, 2012, compared to NOK 42,070 million as of December 31, 2011.
3) In 2012, Eksportfinans had an unrealized loss of NOK 26,028 million (gain of NOK 40,653 million in the same period of 2011) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For 2012 and 2011, the company recorded NOK 4,876 million and NOK 6,064 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 4,482 million and NOK 6,608 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 155 million, and negative NOK 436 million, respectively, of interest income on economic hedging instruments and negative NOK 1,006 million and negative NOK 2,529 million, respectively, of interest expense on economic hedging instruments.

Fourth quarter report 2012 20

Unaudited

16. Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Desember 31, 2012					
Deposit by credit institutions	4,476	0	0	0	0
Non-structured bond debt	34	1,559	25,311	47,345	4,648
Structured bond debt	14,071	20,542	20,815	5,795	2,375
Cash collateral	5,445	0	0	0	0
Subordinated loans	0	0	47	1,063	0
Capital contribution securities	-	476	-	0	0
Derivatives net settled	162	148	647	3,073	1,593
Derivatives gross settled (pay leg)	22,734	21,458	23,125	28,884	1,158
Financial guarantees (off-balance)	1,314	0	0	0	0
Loan commitments (off-balance)	0	202	5	5	0
Total	**48,236**	**44,385**	**69,949**	**86,165**	**9,774**
Derivatives gross settled (receive leg)	23,469	22,405	23,795	27,435	1,047
Derivative assets net settled	21	80	1,626	2,799	509
Derivative assets gross settled (pay leg)	2,072	7,825	9,929	10,527	4,545
Derivative assets gross settled (receive leg)	2,493	9,243	13,165	13,255	5,399

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2011					
Deposit by credit institutions	1	0	0	0	0
Non-structured bond debt	1,254	9,654	6,383	74,011	11,209
Structured bond debt	19,240	34,460	38,730	8,894	3,598
Commercial paper debt	2,303	2,265	1,199	0	0
Cash collateral	10,260	0	0	0	0
Subordinated loans	0	0	56	1,328	0
Capital contribution securities	0	27	0	464	0
Derivatives net settled	269	122	596	2,546	1,717
Derivatives gross settled (pay leg)	14,922	14,920	12,434	5,921	312
Financial guarantees (off-balance)	1,422	0	0	0	0
Loan commitments (off-balance)	29	944	2,113	0	0
Total	**49,700**	**62,392**	**61,511**	**93,164**	**16,836**
Derivatives gross settled (receive leg)	17,429	17,783	16,192	5,876	449
Derivative assets net settled	28	227	1,936	4,119	603
Derivative assets gross settled (pay leg)	24,913	33,730	22,205	45,588	6,506
Derivative assets gross settled (receive leg)	26,823	37,075	25,711	50,150	7,471

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. This implies that the structured bond debts with the corresponding derivatives matures earlier than what is expected based on market data as of the balance sheet date. See subsequent tables for maturity analysis based on expected maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the Company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The Company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Fourth quarter report 2012 21

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities:

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Desember 31, 2012						
Assets						
Loans and receivables due from credit institutions	5,208	2,853	445	7,243	456	16,205
Loans and receivables due from customers	809	2,409	12,468	32,135	38,434	86,254
Securities	1,828	5,930	24,462	6,264	5,090	43,575
Derivatives net settled	21	80	1,627	2,964	585	5,277
Derivatives gross settled (paying leg)	(261)	(4,173)	(4,658)	(13,366)	(12,362)	(34,821)
Derivatives gross settled (receiving leg)	355	4,560	5,894	16,870	16,033	43,712
Cash collateral	0	7,699	0	0	0	7,699
Total assets	**7,960**	**19,359**	**40,237**	**52,110**	**48,236**	**167,902**
Liabilities						
Deposits by credit institutions	4,476	0	0	0	0	4,476
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	34	1,559	25,311	47,345	4,648	78,897
Structured bond debt	927	3,002	9,811	25,285	25,040	64,065
Derivatives net settled	162	148	645	3,074	1,591	5,619
Derivatives gross settled (paying leg)	14,322	11,626	20,180	41,800	9,292	97,220
Derivatives gross settled (receiving leg)	(13,822)	(11,375)	(19,295)	(41,374)	(12,323)	(98,189)
Cash collateral	0	5,445	0	0	0	5,445
Subordinated loans	0	0	47	1,063	0	1,109
Capital contribution securities	0	476	0	0	0	476
Total liabilities	**6,098**	**10,881**	**36,699**	**77,193**	**28,249**	**159,120**

Fourth quarter report 2012 22

Unaudited

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
December 31, 2011						
Assets						
Loans and receivables due from credit institutions	11,995	1,898	6,003	18,484	2,213	40,593
Loans and receivables due from customers	528	3,644	11,751	50,760	45,694	112,378
Securities	4,555	7,649	21,156	13,251	10,387	56,999
Derivatives net settled	28	227	1,937	4,567	1,446	8,205
Derivatives gross settled (paying leg)	(22,797)	(25,556)	(19,467)	(49,578)	(15,719)	(133,117)
Derivatives gross settled (receiving leg)	24,007	26,515	20,468	54,896	21,228	147,113
Cash collateral	0	4,613	0	0	0	4,613
Total assets	**18,317**	**18,990**	**41,847**	**92,380**	**65,249**	**236,783**
Liabilities						
Deposits by credit institutions	1	0	0	0	0	1
Commercial paper debt	2,303	2,265	1,199	0	0	5,766
Non-structured bond debt	1,254	9,654	6,383	74,011	11,209	102,512
Structured bond debt	2,085	3,715	20,091	42,762	46,625	115,278
Derivatives net settled	269	122	578	2,459	1,677	5,104
Derivatives gross settled (paying leg)	3,910	2,217	3,581	26,476	12,640	48,824
Derivatives gross settled (receiving leg)	(3,905)	(2,299)	(3,836)	(29,023)	(18,742)	(57,806)
Cash collateral	0	10,260	0	0	0	10,260
Subordinated loans	0	0	56	1,328	0	1,384
Capital contribution securities	0	27	0	464	0	492
Total liabilities	**5,918**	**25,960**	**28,050**	**118,477**	**53,410**	**231,815**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

Fourth quarter report 2012 23

Unaudited

17. Contingencies

The contingencies are:

a) In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into a sales and purchase agreement (SPA) for the sale of Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the SPA Eksportfinans made certain representations that among others included that (1) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (2) the list and characterization of loans as part of the due diligence process was correct in all material respect.

With respect to (1) above: The case, where KLP formally summoned Eksportfinans with regards to the price of the guarantee, came to trial in February 2012. The Judgment went against Eksportfinans. Eksportfinans has appealed the judgment. Appropriate accruals have been made regarding this contingency.

With respect to (2) above: KLP asserts to have discovered after the closing of the sale that certain loans in the list of loans provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt by approximately NOK 48 million. On December 6, 2011 Eksportfinans was formally summoned by KLP, and a trial was started on September 17, 2012. Eksportfinans was of the opinion that there were no grounds for the claim. On October 18, 2012 Oslo Tingrett (Oslo District Court) delivered judgment in favour of Eksportfinans including legal costs. The plaintiff has appealed the judgment. No accruals regarding this contingency have been made.

b) Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities last year, and for the second entity in third quarter 2012. The final settlement amount to these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

c) On December 12, 2012, a complaint was sent to Tokyo District Court from Silver Point Capital Fund LP and Silver Point Capital Offshore Master Fund LP (Silver Point). Silver Point is an investor in Eksportfinans Japanese Samurai bonds and has previously threatened (as stated in press releases dated December 19, 2011 and November 7, 2012) to declare default under these bonds. The plaintiff is demanding a partial payment in the amount of JPY 400 million (approximately NOK 26 million at exchange rates applicable at December 30, 2012) (together with 6 percent interest thereon from December 13, 2011) as part of their entire claim of JPY 8.6 billion (approximately NOK 552 million at exchange rates applicable at December 30, 2012). Silver Point claims that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank as fiscal agent on December 12, 2011. Eksportfinans will, as previously stated in press releases on December 19, 2011 and November 7, 2012, vigorously resist this action on the basis that there is no default, and the Company is therefore of the opinion that this complaint will not prevail. This opinion is supported by analysis from external counsel. Eksportfinans has therefore also concluded that such complaint does not constitute a cross default under Eksportfinans’ other financial obligations.

18. Events after the balance sheet date

In January 2013 Eksportfinans, in accordance with market practice, exercised its right to call the Company’s Capital

Contribution Securities of GBP 50 million. The securities were repaid at face value on February 19, 2013.

On January 28, 2013 Moody’s Investors Service announced their downgrade of Eksportfinans’ issuer and senior debt ratings to Ba3 (negative outlook) from Ba1. The rating agency related the rating action to the demand for payment that Eksportfinans has received from an investor in its Japanese bonds.

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